FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 January 2013

HSBC ESTABLISHES FINANCIAL SYSTEM VULNERABILITIES COMMITTEE

HSBC Holdings plc today announces the establishment of a new committee of the Board, the Financial System Vulnerabilities Committee, and separately the appointment of a new non-executive Director of the Company who will be a member of the new committee. HSBC is also appointing five independent advisers to the committee to support its work.

Douglas Flint, Group Chairman of HSBC, explained the rationale for the new committee noting: "We have established this committee to provide governance, oversight and policy advice and to support the work which Stuart Gulliver, the Group Chief Executive, is leading to simplify business activities and enhance risk management and control through enforcing and adopting the highest behavioural and compliance standards across HSBC."

Stuart Gulliver highlighted the importance of this new committee: "The new committee, which will benefit from the experience of the expert advisers, will provide invaluable guidance and advice as we strengthen our capabilities and enforce the highest standards, in particular in relation to combating financial crime. The calibre, status and experience of the individuals reinforce once more how seriously we are taking this."

The committee will provide governance, oversight and policy guidance over HSBC's framework of controls and procedures designed to identify areas where HSBC and the financial system more broadly may become exposed to financial crime or system abuse. Financial crime and system abuse are defined broadly as encompassing all activities through which bad actors may gain preventable access to the financial system or good actors may abuse their participation in the system by undertaking transactions or activities that are reputationally damaging to HSBC, even if not actually illegal.

The objective of the committee is to use its knowledge and experience to help place HSBC at the forefront of industry leadership in this area. The committee will oversee and report to the Board on management's implementation of the actions necessary to build assurance in these areas.

The scope of the committee's remit will encompass governance, oversight and policy guidance, inter alia, with respect to the following:
• Anti money-laundering systems and controls;
• The application of Group Standards regarding tax transparency, anti-avoidance and compliance;
• Prevention of terrorist financing;
• Prevention of association with illegal drugs activities;
• Application and enforcement of financial sanctions;
• Intelligence in relation to all of the above regarding emerging threats; and
• Effective relationships with governments and law enforcement agencies in relation to the above.

In addition, the Financial System Vulnerabilities Committee will assist the Board in meeting its continuing obligations to regulatory and law enforcement agencies in the areas noted above and will seek to provide the Board with a forward-looking perspective on financial crime risk.

The committee will comprise at least two non-executive directors and be supported by five subject matter experts as Advisors, as set out below.

Non-Executive Board Members

Rona Fairhead, CBE (Chairman), Chairman of the Group Risk Committee.

Sir Simon Robertson, Deputy Chairman and Senior Independent Director.

Jim Comey, appointed a Director with effect from 4 March 2013; Mr. Comey is a Senior Research Scholar and Hertog Fellow on National Security Law at Columbia University Law School in New York. From 2010 to 2013 he was General Counsel of Bridgewater Associates, LP and, from 2005 to 2010, Senior Vice President and General Counsel of the Lockheed Martin Corporation. From 2003 to 2005, he served as United States Deputy Attorney General and was responsible for supervising the operations of the Department of Justice and chaired the President's Corporate Fraud Task Force. From 2002 to 2003, Mr. Comey was United States Attorney for the Southern District of New York and supervised the prosecution of executives on fraud and securities related charges and created a specialised unit to prosecute international drug cartels.

Advisers

Bill Hughes, CBE QPM; at the culmination of his dedicated service to UK police work, Bill Hughes was appointed in 2004 as the first head of the UK's Serious Organised Crime Agency, a post from which he retired in 2010. Mr. Hughes has considerable international experience in the disruption, dismantling and criminal investigation of organised crime.

The Honourable Juan C. Zarate; Juan Zarate is a Senior Adviser at the Center for Strategic and International Studies (CSIS), the Senior National Security Analyst for CBS News, a Visiting Lecturer of Law at the Harvard Law School, and a national security consultant. Mr. Zarate served as the Deputy Assistant to the President and Deputy National Security Advisor for Combating Terrorism from 2005 to 2009, and was responsible for developing and implementing the U.S. Government's counterterrorism strategy and policies related to transnational security threats. Mr. Zarate was the first Assistant Secretary of the Treasury for Terrorist Financing and Financial Crimes where he led domestic and international efforts to attack terrorist financing, the innovative use of Treasury's national security-related powers, and the global hunt for Saddam Hussein's assets. Mr. Zarate is a former federal prosecutor who served on terrorism prosecution teams prior to 9/11, including the investigation of the USS Cole attack.

Nick Fishwick, CMG; Nick Fishwick was a senior official in the Foreign and Commonwealth Office, specialising in security and counter-terrorism. He has served in Afghanistan, Turkey and Nigeria. He was also seconded from 2001 to 2004 to HM Customs and Excise as Head of Intelligence (Law Enforcement), focusing on international counter-narcotics, tax and excise fraud. He was awarded the CMG in 2009 and retired from the FCO in 2012.

Dave Hartnett, CB; Dave Hartnett retired in 2012 as the Permanent Secretary for Tax at HMRC after a career in tax administration spanning some 36 years. During his career, he led on tax policy development, compliance and enforcement and on international tax issues. He also led initiatives to improve efficiency and clarity in the area of business taxation. As deputy chairman of the OECD's Forum on Tax Administration Mr. Hartnett supported developing countries in growing the capacity and capability of their tax departments.

Leonard H. Schrank; Leonard Schrank was from 1992 to 2007 CEO of SWIFT, the Brussels based industry owned global financial messaging system which supplies secure standardised financial messaging services and interface software to some 8,000 financial institutions in 200 countries. SWIFT is overseen by a senior committee drawn from the G-10 central banks given its critical role in international payments. Following the attacks of September 11, 2001 Mr. Schrank oversaw the relationship with the US Treasury Department and other countries on counter-terrorism issues. Mr. Schrank, an MIT graduate, currently serves on a number of international boards.

In addition to the above, and Douglas Flint the Group Chairman, the Committee will be attended by the following executives:

Stuart Gulliver, Group Chief Executive;
Marc Moses, Group Chief Risk Officer;
Stuart Levey, Group Chief Legal Officer;
Bob Werner, Group Head of Financial Crime Compliance and Group Money Laundering Reporting Officer; and
Ruth Horgan (from 2 April), Global Head of Regulatory Compliance.

Media enquiries to:
London
Heidi Ashley	+44 (0)20 7992 2045	heidi.ashley@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 30 January 2013